BY FACSIMILE (1 202 772 9207)

Mr. Michael Coco
Special Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington DC 20549
U.S.A.

Our ref   DFJ/MUK/67738-00054 HK:1695069.1

August 29, 2005

Dear Mr. Coco:

Republic of the Philippines
Amendment no. 1 to Registration Statement under Schedule B
Filed August 18, 2005
File No. 333-126385

Thank you for forwarding the Staff's comment on the Registration Statement filed on August 18, 2005 by the Republic of the Philippines. As previously discussed with you, we have attached for your review revised pages of the Registration Statement, blacklined to show changes from the previously filed version. These changes reflect the Republic's response to the comment in your letter dated August 26, 2005, as well as additional updates. The Republic's response to the Staff's specific comment is as follows:

The Government Budget, page 77

1.   Please update prospectus, in this section and elsewhere as appropriate, to include disclosure about the 2006 budget proposal that President Arroyo recently submitted to Congress. This disclosure should include the size of the proposed budget, a description and quantification of any increase in proposed spending over 2005, the circumstances surrounding any increase, and the potential revenue sources.

As requested, on pages 14 and 77 we have included disclosure about President Arroyo's 2006 budget proposal. This disclosure reflects information about the proposed 2006 budget that is currently publicly available and is generally consistent in scope with the Republic's disclosure on newly proposed budgets for previous years.

Allen & Overy
安理國際律師事務所
9th Floor Three Exchange Square
Central Hong Kong

Tel   +852 2974 7000
Fax   +852 2974 6999

Thank you for your attention to this matter. The Republic is very grateful to the Staff for this accommodation. Please feel free to contact me at (852) 9109 1441 or david.johnson@allenovery.com if you or other members of the Staff have any questions about this letter or the attached proposed amended disclosure.

Yours sincerely



David Johnson



As filed with the Securities and Exchange Commission on August 30, 2005

Registration No. 333-126385

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 2
TO
REGISTRATION STATEMENT
UNDER SCHEDULE B
OF
THE SECURITIES ACT OF 1933

REPUBLIC OF THE PHILIPPINES
(Name of Registrant)

Name and Address of Authorized Representative in the United States:

Hon. Cecilia B. Rebong
Consul General
Philippine Consulate General
556 Fifth Avenue
New York, New York 10036-5095

It is requested that copies of notices and communications from the Securities and Exchange Commission be sent to:

David Johnson, Esq.
Allen & Overy
9th Floor, Three Exchange Square
Central
Hong Kong SAR

Yong G. Lee, Esq.
Cleary Gottlieb Steen & Hamilton LLP
Bank of China Tower
One Garden Road
Hong Kong SAR

Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

The securities being registered herein are to be offered on a delayed or continuous basis pursuant to Release Nos. 33-6240 and 33-6424 under the Securities Act of 1933.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to Debt Securities and/or Warrants having an aggregate principal amount of $47,349,000 registered under the Registrant's Registration Statement No. 333-124801 under Schedule B and not previously sold in the United States for which the Registrant paid a registration fee of $5,573. This Registration Statement, which is a new Registration Statement, also constitutes post-effective amendment No. 1 to Registration Statement No. 333-124801 and such post-effective amendment shall hereafter become effective concurrently with the effectiveness of this Registration Statement and in accordance with Section 8(c) of the Securities Act of 1933.


SUBJECT TO COMPLETION, DATED August 30, 2005 |

PROSPECTUS



Republic of the Philippines

$2,500,000,000

Debt Securities and/or Warrants

The Republic will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you invest. This prospectus may not be used to offer or sell securities unless accompanied by a supplement. The Republic may sell the securities directly, through agents designated from time to time or through underwriters. The names of any agents or underwriters will be provided in the applicable prospectus supplement.

You should read this prospectus and any supplements carefully. You should not assume that the information in this prospectus, any prospectus supplement or any document incorporated by reference in them is accurate as of any date other than the date on the front of these documents.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated August ●, 2005.



on July 1, 2005, the Supreme Court issued a temporary restraining order suspending its implementation indefinitely. The court's order came in response to petitions filed by several opposition lawmakers and an association of petroleum dealers who argued, among other things, that the new law was unconstitutional because the provision in the new law allowing the President to increase the tax rate to 12% from 10% in 2006 was an invalid delegation of legislative power. Voting 13-2, the Supreme Court ordered the Government to immediately halt collection of the expanded VAT so that the Supreme Court could fully consider the question of constitutionality of the legislature's delegation of power. The Government, led by the Department of Finance, has opposed the petitions and asked the Supreme Court to reverse its temporary restraining order as soon as possible. Oral arguments on the matter were held on July 14, 2005, and the Supreme Court had indicated that it will issue a decision by the end of August. See "Public Finance—Revenues—Sources."

The Supreme Court's decision to suspend the expanded VAT law cost the Government an estimated ₱5 billion in foregone revenues in July 2005, and is estimated to reduce revenues by ₱5 billion per month for as long as the temporary restraining order is in effect. However, the Government currently believes that if the temporary restraining order is lifted by September 2005, the overall budget deficit for 2005 will still be lower than the Government's original target of ₱180 billion, mainly because of a projected decrease of at least ₱25 billion in interest payments from 2004 to 2005. For the first six months of 2005, the budget deficit stood at ₱67.5 billion, lower than the Government's six-month target of ₱98.5 billion, and interest payments were ₱143.1 billion for the first half of 2005, an increase of 18.2% over ₱121.0 billion for the first half of 2004 but lower than the ₱158.0 billion programmed for the first half of 2005. Although the Department of Finance has stated that its immediate priority is to lift the temporary restraining order, the Government will also continue to pursue additional measures to raise new revenues, strengthen the banking sector and encourage investment. These measures include a simplified net income tax system, reform of trade and duty exemptions, and expansion of excise taxes to cover "non-essential" products such as soft drinks.

On August 24, 2005, President Arroyo submitted the Administration's proposed 2006 budget to Congress. The proposed 2006 budget, which is intended to support the Administration's 10-point economic agenda outlined in the Medium-Term Philippine Development Plan, includes ₱1.05 trillion in appropriations, 14.7% more than the ₱918.6 billion in the current 2005 budget. Increases in spending for the proposed 2006 budget are focused on education, transportation, digital infrastructure and anti-poverty projects. See "The Government Budget—2006 Budget".

The Government intends to restructure and reform the financial sector by:

*   strengthening the supervisory powers of the monetary authority;
*   institutionalizing corporate governance standards;
*   establishing credible credit information through domestic credit rating systems;
*   improving the regulation of credit cooperatives; and
*   professionalizing management of state pension funds.

Internal Conflict with Rebel Groups

Over the past three decades, rebel groups in the Republic have periodically fought with Government forces. Armed conflict has continued between the Government and various rebel groups, mainly communist rebels and Muslim separatists.

Abu Sayyaf and Moro Islamic Liberation Front. In 2003, the Armed Forces of the Philippines ("AFP") launched sustained military offensives against the Moro Islamic Liberation Front ("MILF") and the Abu Sayyaf guerrilla group, which the Government held responsible for series of bombings and raids in the southern region of Mindanao and elsewhere. Leaders of the MILF, the largest Muslim separatist group in the Philippines,

14


For the first four months of 2005, the National Statistics Office reported a trade-in-goods deficit of $328 million, compared to a deficit of $1.0 billion for the first four months of 2004. For the first four months of 2005, total imports were $13.1 billion (compared to $13.2 billion for the first four months of 2004), and total exports were $12.7 billion (compared to $1.0 billion for the first four months of 2004). The lower deficit was attributed mainly to higher exports than imports. These trade-in-goods figures for the first four months of 2005 do not take into account the changes in methodology that resulted in the recent revisions to the 2002, 2003 and 2004 trade-in-goods data reported by the NSO.

For the first six months of 2005, the NSO reported a preliminary trade-in-goods deficit of $2.1 billion, compared to a deficit of $3.1 billion for the first six months of 2004. For the first six months of 2005, total imports were $21.5 billion (compared to $21.8 billion for the first six months of 2004), and total exports were $19.4 billion (compared to $18.8 billion for the first six months of 2004). The lower deficit was attributed mainly to greater exports of petroleum products, metal components, and bananas and lower imports of electronic products.


Source: Foreign Trade Statistics, National Statistics Office, Economic Indices and Indicators Division, Industry and Trade Statistics Department, Republic of the Philippines.

(1) Recently revised by the National Statistics Office. See "Balance of Payments—Recent Revisions."

(2) Includes only Indonesia, Malaysia, Singapore, Thailand.

For 2002, the value of imports of goods, as reported by the National Statistics Office, has been adjusted from $35.4 billion to $39.2 billion. For 2003, the value of total imports of goods has been adjusted from $37.5 billion to $40.5 billion. For 2004, the value of total imports of goods has been adjusted from $40.3 billion to $44.0 billion. The following discussion is based on the unadjusted data released by the National Statistics Office prior to July 2005.

In 2000, imports of goods increased by 12.2% to $34.5 billion, compared to a 4.1% increase in 1999. Most of the increase in reported imports from 1999 to 2000 can be attributed to the fact that the 2000 import figures were revised upwards by 9.9% in early 2003, whereas the 1999 figures have not been revised. However, the growth was also due to higher imports of capital goods, which rose by 2.8%, as well as the increase in imports of mineral fuel and lubricants which grew by 59.4% following a substantial increase in the average price of petroleum crude in 2000.

In 2001, imports of goods fell by 4.2% to $33.1 billion, a reversal of the 12.2% increase registered in 2000. This decline resulted primarily from the reduction in imports of raw materials and intermediate goods and capital goods used for exports and domestic production, as well as the reduced appetite for foreign-made goods as a result of the weak peso.

In 2002, imports of goods increased by 18.7% to reach $39.2 billion. Imports of all major categories of goods except for semi-processed raw minerals and mineral fuels and lubricants increased from 2001 to 2002. The increase resulted primarily from higher imports of capital goods, which accounted for 42.8% of total imports and which grew 21.5% from 2001, and higher imports of electronics and components which accounted for 24.4% of total imports and which grew 58.2% from 2001.

Imports of goods, as reported by the National Statistics Office, were $40.5 billion for 2003, a 3.1% increase from 2002. The increase in imports was due largely to the build-up of inventories of raw materials and oil products in anticipation of a possible supply disruption in the Middle East, as well as an increase in imports of electronic products.

Imports of goods, as reported by the National Statistics Office, expanded by 8.8% to $44.0 billion in 2004, up from $40.5 billion in 2003. Growth in imports of organic and inorganic chemicals, miscellaneous manufactured articles, and mineral fuels, lubricants and related materials was offset by declines in purchases of electronic products and industrial machinery and equipment.

Imports of goods for the first four months of 2005, as reported by the National Statistics Office, were $13.1 billion, a decrease of 1% over imports of 13.2 billion in the same period of 2004. Imports of consumer goods were $1.1 billion in the first four months of 2005, up by 24.4% from the same period of 2004.

According to preliminary data, imports of goods for the first six months of 2005 amounted to $21.5 billion, compared to $21.8 billion for the first six months of 2004. The decline was mainly attributable to fewer imports of capital goods and electronic products and was partially offset by greater imports of mineral fuels, lubricants and related materials.


new payment scheme for public works projects and the settlement of accounts payable contributed to the increase. Also, personnel services expenditures increased to ₱283.1 billion in 2004, an increase of 2.5% from 2003, due to a salary increase for military personnel and the compensation for new military personnel, policemen and prison guards. The conduct of elections partly attributed to increased personal services spending in the form of per diem costs for personnel involved in the exercise, while supplies, materials and other expenses relating to the election added to the growth in maintenance expenditures to ₱83.8 billion in 2004, an increase of 6.8% from 2003. Additional subsidies were granted to corporations involved in housing, food price stabilization and water supply.

The Government's total expenditures in the first half of the year amounted to ₱451.9 billion. Government expenditures for the first half of 2005 were ₱452.0 billion, reflecting a 6.7% growth from ₱423.4 billion for the same period in 2004. The increase in expenditures was mainly due to an 18.3% increase in interest payments, which stood at ₱143.1 billion for the first half of 2005 compared to ₱121.0 billion for the same period in 2004.

The Government Budget

The Budget Process

The Administrative Code of 1987 requires the Government to formulate and implement a national budget. The President submits the budget to Congress within 30 days of the opening of each regular session of Congress, which occurs on the fourth Monday of each July. The House of Representatives reviews the budget and transforms it into a general appropriations bill. The Senate then reviews the budget. A conference committee composed of members of both houses of Congress then formulates a common version of the bill. Once both houses approve the budget, the bill goes to the President for signing as a general appropriations act.

2006 Budget

On August 24, 2005, President Arroyo submitted the Administration's proposed 2006 budget to Congress. The proposed 2006 budget, which is intended to support the Administration's 10-point economic agenda outlined in the Medium-Term Philippine Development Plan (see "Government—Arroyo Economic Policy"), includes ₱1.05 trillion in appropriations, 14.7% more than the ₱918.6 billion in the most recently revised 2005 budget. Increases in spending for the proposed 2006 budget are focused on education, transportation, digital infrastructure and anti-poverty projects. The proposed 2006 budget would account for 17.6% of the Republic's GDP (compared to a 2005 budget of 18.3% of GDP). The President's proposed 2006 budget is based on projected GDP growth of 6.1%, an inflation rate of 7.5%, and an increase of 11% in imports from 2005 to 2006.

The proposed 2006 budget reflects revenues of ₱968.6 billion, an increase of 23.7% from budgeted revenues of ₱186.6 billion for 2005. The 2006 proposed budget envisions that the expanded VAT law will be in effect and generate ₱82.6 billion to ₱105.0 billion in tax revenues. Increases in revenues are also expected to result from the implementation of administrative reforms and computerization in revenue collection agencies. Of the total projected revenues, ₱874.3 billion (90.2% of the total) is projected to come from taxes and the remaining ₱94.3 billion will come from fees, investment income, privatization proceeds, foreign grants, and other non-tax income. The projected 2006 deficit of ₱124.9 billion, which reflects a 30.6% decrease from the ₱180.0 billion deficit forecast for 2005, is expected to be financed by ₱150.0 billion in net borrowings (₱102.4 billion from foreign lenders and ₱47.6 billion from domestic sources).

The proposed 2006 budget includes ₱293.9 billion for the social services sector, ₱161.5 billion for general public services (including public order and safety), and ₱52.4 billion for defense (reflecting an increase of 18.7% intended primarily to modernize the armed forces). In particular, the Commission on Elections budget has been increased to significantly, ₱3.3 billion in 2006 from ₱1.4 billion in 2005, to automate the electoral process and vote-counting systems. Also, ₱13.1 billion in additional spending has been allocated in the proposed 2006 budget to finance an 8% to 9% increase in Government salaries, the first general increase in government salaries since 2002.

2005 Budget

On March 15, 2005, President Arroyo signed into law the General Appropriations Act for 2005. With a programmed budget of ₱925.7 billion, the Act authorizes 7.4% more spending than the 2004 budget of ₱861.6